SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                   FORM 12B-25


                                                COMMISSION FILE NUMBER:  0-29672
                                                                        --------


                           NOTIFICATION OF LATE FILING
                           ---------------------------


                                  (Check  One):

  [ X ]  Form 10-K     [  ]  Form 11-K     [  ]  Form 20-F     [  ]  Form 10-Q

For  Period  Ended:    September  30,  1998

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART  I-  REGISTRANT  INFORMATION
---------------------------------

Full Name of Registrant: Forecross  Corporation
                         ----------------------
Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 90 New Montgomery St.
                                                           ---------------------
City, State and Zip  Code: San  Francisco,  California  94105
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PART  II  -  RULE  12B-25(B)AND  (C)
------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable  effort  or  expense;

[ X ]   (b)  The subject annual report or portion thereof will be  filed  on  or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date:
             and

[   ]   (c)  The accountant's  statement  or  other  exhibit  required  by  Rule
             12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE
-----------------------

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.


     The  Registrant's  Annual  Report  on  Form  10-K for the fiscal year ended
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     September 30, 1998  could not  be filed  within the  prescribed time period
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     because  the Registrant, a first time filer of  Form 10-K, has  experienced
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     unanticipated   delays  in  the  collection   and  compilation  of  certain
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     information required to be included in the Form 10-K, and in the completion
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     of  the  drafting  of the  Form 10-K  for filing.  Such delays could not be
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     eliminated by the Registrant without unreasonable effort or expense.    The
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     Form 10-K will be filed  as soon as practicable, but in no event later than
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     the fifteenth calendar day following the prescribed due date.
     -------------------------------------------------------------


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PART  IV  -  OTHER  INFORMATION
-------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

             Andrew  J.  Cosentino,  Esq.                    (212)  801-9304
             ----------------------------                    ---------------
             (Name)                            (Area  Code)  (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed?    If  the  answer  is  no,  identify  report(s):

                                              [ X ]   Yes             [   ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ X ]   Yes             [   ]   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Fiscal  1997  net  loss  was $1,045,511; 1998, but fiscal 1998 net loss was
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     $2,328,652.   Revenues  increased  from  $5,775,038   in   fiscal  1997  to
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     $7,168,752, but this was more than  offset by increases in sales and  (from
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     marketing expenses (from $1,490,479 in fiscal 1997 to $1,838,126 in  fiscal
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     1998), research and development expenses  (from  $1,006,768  in fiscal 1997
     ---------------------------------------------------------------------------
     to $1,520709 in fiscal 1998), general  and  administrative  expenses  (from
     ---------------------------------------------------------------------------
     $887,039 in fiscal 1997 to $1,413,312  in  fiscal  1998),  and net interest
     ---------------------------------------------------------------------------
     expense (from $68,855 in fiscal 1997  to  $305,110  in  fiscal  1998).  The
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     Registrant's  backlog  decreased from $4,281,000  (including  approximately
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     $615,000 of work to be performed after fiscal  1998)  at  the end of fiscal
     ---------------------------------------------------------------------------
     1997 to $531,000 at the end of fiscal 1998.
     -------------------------------------------


                              FORECROSS CORPORATION
                              ---------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    December  30, 1998           By:    /s/ Bernadette C. Castello
                                      Name:  Bernadette  C. Castello
                                      Title: Senior Vice President and
                                             Chief Financial Officer


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